CANADIAN NATURAL RESOURCES LIMITED PROVIDES AN UPDATE ON THE SOUTH AFRICA BLOCK 11B/12B
CALGARY, ALBERTA – FEBRUARY 07, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural" or the "Company") announces in connection with its 20% working interest in the South Africa Block 11B/12B (“the Block”), the operator of the exploration well, Total E&P South Africa B.V. (“Total”) has issued a press release with updates related to the discovery of significant gas condensate on the prospect. Please see Total’s press release for further details.
Canadian Natural expects the cost of the current exploration well to be fully carried pursuant to two separate Farm Out Agreements that closed in 2018.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com